EXHIBIT 20.2




                       [NEWS THE CHUBB CORPORATION LOGO]






FOR IMMEDIATE RELEASE:


         WARREN, N.J., October 29, 1996 - The Chubb Corporation announced today that it has retained Goldman, Sachs & Co. to assist it in the process of evaluating its strategic alternatives with respect to the Corporation's life insurance companies, including the possible sale or spin-off of the business. Separately, Chubb said that it is also considering its strategic alternatives with respect to its real estate subsidiary, Bellemead Development Corporation, which could include the sale of some or all of Bellemead's properties.



For further information contact:       Gail E. Devlin
                                       (908) 903-3245

                                       Glenn A. Montgomery
                                       (908) 903-2365